Filed by Potlatch Corporation

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities and Exchange Act of 1934, as amended

Subject Company: Potlatch Corporation

Commission File No. 001-05313

The following is an internal communication sent to Potlatch Corporation employees on September 19, 2005.

POTLATCH BOARD OF DIRECTORS APPROVE PLAN TO CONVERT TO A REIT… Potlatch’s Board of Directors has approved a plan to convert Potlatch to a real estate investment trust (REIT). The Board’s action follows a thorough review of the potential advantages and disadvantages of a REIT status for Potlatch. A press release announcing the Board’s action can be found on the internal website (http://inside.potlatchcorp.com). The external website (www.potlatchcorp.com) also has the release posted along with a special website that includes links to the SEC filings related to the action, including a Q&A (www.potlatchreitconversion.com). Potlatch Chairman and CEO Penn Siegel noted “After carefully considering our options, our Board and management team have concluded that placing Potlatch’s timberland assets in a tax-efficient ownership structure is the best way to unlock value for our stockholders and better position the company for future growth.”

Under the conversion plan, income from the company’s 1.5 million acres of timberland assets will qualify for REIT tax treatment. All of Potlatch’s other operations, including the company’s Wood Products, Pulp & Paperboard and Consumer Products businesses, will be transferred into a wholly-owned taxable REIT subsidiary (“TRS”) and will continue to pay corporate level tax on earnings. “Converting to a REIT structure will increase our cash flow, facilitating a much larger annual distribution to stockholders. It will also provide a lower cost of capital for future timber acquisitions, while continuing to allow us to maintain the competitiveness of our TRS operations,” Penn stated.

OPPORTUNITIES FOR LONG-TERM GROWTH DESCRIBED…The company also reported on two ongoing resource initiatives that will generate increased cash flow and income over the long term. First, the company’s hybrid poplar operation in Oregon will begin its first sustainable 11-year harvest rotation in 2006, targeting high value, non-structural lumber markets for its hybrid poplar hardwood sawlogs. Second, the company intends to significantly increase production over the next decade on portions of its 667,000 acres of timberlands in northern Idaho to rebalance the age class distribution. This will improve species diversity and substantially add to the asset’s long-term sustainable productivity. “These initiatives are a part of our forestry-driven strategic plan and are unrelated to our change in corporate structure. However, we are pleased to highlight them today, along with our decision to convert to a REIT, because they will enhance our ability to increase our dividend over the long term,” Penn added.

POTLATCH EMPLOYEES WILL SEE LITTLE CHANGE…The REIT conversion, once complete, will have little effect on most Potlatch employees’ day-to-day operations. The major changes will be in the company tax and accounting functions, which will have additional reporting requirements under the REIT structure. Although the internal structure of the company will change, most employees will not notice any difference.

LOWER COST OF CAPITAL IS THE MAJOR ADVANTAGE OF A REIT…This is especially important in the current industry environment in which forestland is increasingly purchased and held by timber investment and management organizations (TIMOs) that are subject to a different tax rate than a traditional “C” type corporation. As a REIT, Potlatch’s lower cost of capital will enable the company to

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compete with TIMOs and other REITs for timberland acquisitions, which should permit growth through acquisitions.

In accordance with REIT requirements, Potlatch also intends to issue a one-time, taxable dividend to stockholders of its undistributed earnings and profits (“E&P”) of approximately $440-$480 million in the first quarter of 2006. Stockholders (except those who hold stock through a 401K) will have the opportunity to elect to receive this dividend in cash, stock or a combination of both, with the aggregate cash payment by the company to be capped at 20 percent. Potlatch employees who hold stock through their 401K will also benefit from the distribution of the E&P. However, the entire dividend will be paid in stock and will be added to Potlatch stock in your 401K, just as with the regular quarterly dividend and last year’s special, one-time dividend. More information will be made available on the E&P distribution, the impact on 401(k) accounts and other related matters as the conversion plan moves forward.

STOCKHOLDERS (including Potlatch employees) TO BENEFIT… A REIT is not generally subject to federal corporate income tax on income that is distributed to stockholders. Stockholders are generally subject to federal income tax on distributions at the capital gains rate of 15 percent for individuals. As a C corporation, Potlatch’s income and gain are subject to federal corporate income taxes, and any distribution of that income and gain to stockholders is also subject to individual federal income taxes. The REIT eliminates this “double taxation” on most sources of income and gain from our REIT operations. The company expects its annual dividend, post REIT conversion, to be approximately $76 million, or $2.60 per share, as compared with the current annual dividend of $.60 per share on the approximately 30 million shares outstanding. Following the E&P distribution, the $76 million annual dividend will be spread across a greater number of shares (which cannot yet be calculated), therefore the annual per share dividend amount will be less than $2.60.

CASH AVAILABILITY IN THE TAXABLE SUBSIDIARY (TRS)…Because of the size of the new annual dividend following the Company’s conversion to a REIT, there will be less cash available to invest in our TRS operations. As a result, the TRS entities in total must generate sufficient cash flow from operations to meet most of their capital requirements. This is not expected to be an issue for Potlatch because the current D&A (depreciation and amortization) for those manufacturing assets is more than sufficient to meet their average capital needs, based on recent experience. D&A, which is a non-cash deduction from profit but remains in the treasury, is available as cash flow to pay for capital expenditures and other expenses.

CONVERSION INVOLVES SEVERAL STEPS… In connection with the conversion plan, Potlatch expects to hold a special meeting of stockholders in the fourth quarter of 2005 in connection with the conversion plan. The conversion is subject to final approval by the Potlatch Board of Directors prior to December 31, 2005. In addition, Potlatch REIT will be renamed “Potlatch Corporation” and will become the publicly traded, parent company that will succeed to and continue to operate, directly or indirectly, all of the existing business of Potlatch, with the same Board of Directors and Management.

(Note: the following statements are necessary due to the information in this issue of the TIPSheet.)

CAUTIONARY STATEMENTS RELEVANT TO FORWARD-LOOKING INFORMATION FOR THE PURPOSE OF “SAFE HARBOR” PROVISIONS OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995.

Except for the historical and factual information contained in this document, the matters set forth in this document, including statements as to our planned REIT conversion as of January 1, 2006, the expected initial dividend rate post conversion, the anticipated amount of our E&P distribution, the expected effect of a REIT structure on our cash flow and ability to make future forestland acquisitions, and our plans for selling hybrid poplar sawlogs and increasing the harvest level on our Idaho timberlands and the effects of these plans on cash flows and earnings,

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and other statements identified by words such as “estimates,” “expects,” “projects,” “plans,” and similar expressions are forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially, including the possibility that we will fail to qualify as a REIT or fail to remain qualified as a REIT, uncertainties regarding the amount of the E&P distribution, that the dividend rate may fluctuate based on changes in our operating results and financial condition, cyclical conditions in our business and particularly our manufacturing operations, general economic conditions, competition, currency exchange rates, changes in significant expenses such as energy costs, unforeseen environmental or other liabilities and other risk factors relating to the planned REIT conversion and our business as detailed from time to time in our reports filed with the SEC. You should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. We undertake no obligation to update publicly any forward-looking statements, whether as a result of new information, future events or otherwise.

ADDITIONAL INFORMATION

Information contained in this document is not a substitute for the preliminary proxy statement/prospectus that is part of the registration statement on Form S-4 of Potlatch Holdings, Inc., which was filed with the Securities and Exchange Commission (“SEC”) on September 19, 2005, in connection with the proposed conversion of Potlatch Corporation (the “Company”) to a REIT. The preliminary proxy statement/prospectus is a proxy statement of the Company and is a prospectus of Potlatch Holdings, Inc. STOCKHOLDERS AND INVESTORS ARE URGED TO READ THE PRELIMINARY PROXY STATEMENT/PROSPECTUS, AS WELL AS THE FINAL PROXY STATEMENT/PROSPECTUS WHEN FILED WITH THE SEC, BECAUSE OF ITS IMPORTANT INFORMATION, INCLUDING DETAILED RISK FACTORS ABOUT THE COMPANY, POTLATCH HOLDINGS, INC., THE PROPOSED REIT CONVERSION AND THE PROPOSED MERGER. The registration statement on Form S-4 and proxy statement/prospectus, as well as other documents of the Company and Potlatch Holdings, Inc. that will be filed with the SEC, are or will be available free of charge at the SEC’s website (www.sec.gov) or by directing a request for such a filing to the Company at 601 West Riverside Avenue, Suite 1100, Spokane, Washington 99201, Attention: Corporate Secretary, or by telephone at (509) 835-1500, or by email at investorinfo@potlatchcorp.com, or through the Company’s website (www.potlatchcorp.com) as soon as reasonably practicable after such material is filed with or furnished to the SEC.

Participants in Solicitation

The Company, its directors and executive officers may be deemed to be participants in the solicitation of proxies from the Company’s stockholders in connection with the proposed merger. Information about the directors and executive officers of the Company and their ownership of the Company’s stock is set forth in the proxy statement for the Company’s 2005 Annual Meeting of Stockholders. Stockholders and investors may obtain additional information regarding the interests of such participants by reading the Form S-4 and proxy statement for the merger when they become available.

Stockholders and investors should carefully read the preliminary proxy statement/prospectus, as well as the final proxy statement/prospectus when filed with the SEC, before making any voting or investment decisions.